Exhibit 99.2

Financial highlights     03
Report from the board of directors    04
Results     04
Balance sheet    05
Lending    05
Securities    05
Funding    06
Liquidity    06
Events after the balance sheet date     07
Prospects for 2016    07
Condensed statement of comprehensive income    08
Condensed balance sheet    09
Condensed statement of changes in equity    10
Condensed cash flow statement    11
Notes to the condensed financial statements    12
Report on review of interim financial information    24
Responsibility statement    25
Cover photo: Stig Unhammer (Skagastølsryggen, Norway)
Some of the information herein constitutes “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements rely on a number of assumptions concerning future events. These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of Eksportfinans’ control, which may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. As a result, any forward-looking statements included herein should not be regarded as a representation that the plans, objectives, results or other actions discussed will be achieved. Please see the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission for a discussion of certain factors that may cause actual results, performance or events to be materially different from those referred to herein. Eksportfinans disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Unaudited
Financial highlights
The information for the fourth quarters and the years ended December 31, 2015 and 2014 are unaudited.
Fourth quarter    The year
(NOK million)    2015 201420152014
Net interest income    75 120374461
Total comprehensive income 1)    (100) (95)(351)(4,315)
Return on equity 2)    (5.3%) (4.9%)(4.5%)(43.5%)
Net return on average assets and liabilities 3)    0.28% 0.42%0.33%0.36%
Net operating expenses / average assets 4)    0.26% 0.20%0.17%0.18%
Total assets    65,142 85,62965,14285,629
Loans outstanding 5)    28,215 39,17428,21539,174
Public sector borrowers or guarantors 6)    39.6% 35.4%39.6%35.4%
Core capital adequacy    36.5% 24.3%36.5%24.3%
Capital adequacy     36.5% 24.4%36.5%24.4%
Exchange rate NOK/USD 7)    8.8090 7.43328.80907.4332
Definitions
Total comprehensive income for the period includes net losses on financial instruments at fair value which amount to NOK 791 million for the year ended 2015 compared to net losses of NOK 6,070 million for the year ended 2014. For the fourth quarter of 2015 net losses on financial instruments at fair value amount to NOK 208 million compared to net losses on financial instruments at fair value of NOK 99 million in the fourth quarter of 2014.
Return on equity: Total comprehensive income for the period/average equity (average of opening and closing balance).
Net return on average assets and liabilities: The difference between net interest income/average interest generating assets and net interest expense/average interest bearing liabilities (average of daily calculations for the period).
Net operating expenses (salaries and other administrative expenses + depreciation + other expenses—other income)/average assets (average of opening and closing balance).
Total loans outstanding: Consists of loans due from customers and part of loans due from credit institutions in the balance sheet. Accrued interest and unrealized gains/(losses) are not included. For more information see notes 4, 5 and 6 to the accompanying condensed financial statements.
The ratio of public sector loans (municipalities, counties and Norwegian and foreign central government, including the Norwegian Guarantee Institute for Export Credits (GIEK) as borrowers or guarantors) to total lending.
Exchange rate at balance sheet date.
Fourth quarter report 2015 3

Report from the board of directors

Results

Fourth quarter 2015
Net interest income was NOK 75 million for the fourth quarter of 2015 compared to NOK 120 million for the same period in 2014. The reduction is primarily due to a lower level of interest generating assets.

Total comprehensive income was negative NOK 100 million for the fourth quarter of 2015. The comparable figure was negative NOK 95 million for the fourth quarter of 2014. The fluctuations in these figures are primarily due to unrealized losses and gains on Eksportfinans' own debt (as explained in the section "Net other operating income").

Financial year 2015
Net interest income amounted to NOK 374 million in 2015, compared to NOK 461 million in 2014. The lower net interest income was mainly a result of the lower level of interest generating assets.

Profit/(loss) for the period
Total comprehensive income in 2015 was negative NOK 351 million, compared to negative NOK 4,314 million in 2014. The negative figures were primarily due to the reversal of previously unrealized gains on Eksportfinans' own debt.

Table 1 below shows the calculation of the non-IFRS measure of profit, excluding unrealized gains and losses on financial instruments and realized losses hedged by the Portfolio Hedge Agreement ("PHA"), with the corresponding return on equity. This calculation may be of interest to investors because it allows assessment of the performance of the underlying business operations without the volatility caused by fair value fluctuations, including specifically the reversal of previously recognized unrealized gains on Eksportfinans' own debt.

Profit, excluding unrealized gains and losses and excluding realized losses hedged by the PHA, amounted to NOK 172 million in 2015. This was an increase of NOK 42 million compared to 2014. The primary reason for this increase is a gain in the first quarter of 2015 of around NOK 30 million before tax,

Table 1: Non-IFRS profit for the period

	Fourth quarter		The year	
(NOK million)	2015	2014	2015	2014
Comprehensive income according to IFRS	(100)	(95)	(351)	(4,315)
Net unrealized losses/(gains)	133	85	700	6,017
Unrealized gains/(losses) related to Glitnir [1]	(15)	(10)	(12)	(7)
Realized losses/(gains) hedged by the Portfolio Hedge Agreement (PHA) [2]	62	0	62	0
Tax effect of the items above	(69)	36	(227)	(1,566)
Non-IFRS profit for the period excluding unrealized gains/(losses) on financial instruments and excluding realized losses/(gains) hedged by the PHA	11	16	172	130
Return on equity based on profit for the period excluding unrealized gains/(losses) on financial instruments and excluding realized losses/(gains) hedged by the PHA [3]	0.6%	0.9%	2.3%	1.8%

1) Reversal of previously recognized gains/losses (at exchange rates applicable at reporting date).
2) Securities have been sold with realized gains/losses. These gains and losses are covered by the PHA, and will be settled according to that agreement. Eksportfinans therefore believes it is useful for investors to present this non-IFRS profit figure with such gains/losses excluded due to the economic arrangement under, and the accounting impacts of, the PHA.
3) Return on equity: Profit for the period/average equity adjusted for proposed not distributed dividends.

Fourth quarter report 2015 4

related to the realization of ISK 2 billion of previously frozen funds in Iceland. Also affecting this result positively is a reversal of a contingency of NOK 26 million related to Lehman Brothers International (Europe) (in administration) in the second quarter and an actuarial gain of NOK 25 million after tax related to changes in estimated pension commitments in 2015. The lower level of interest generating assets had an adverse effect.
Net other operating income
Net other operating income was negative NOK 780 million in 2015 compared to negative NOK 6,060 million in 2014. These figures are primarily due to large fluctuations in the credit spreads of Eksportfinans’ own debt. In 2015, unrealized gains on Eksportfinans’ own debt amounted to NOK 365 million compared to unrealized losses of NOK 9,313 million in 2014 (see note 2 to the accompanying condensed financial statements). Net of derivatives, this resulted in an unrealized loss of NOK 682 million in 2015 (whereof around NOK 680 million is due to the before mentioned credit spread effects), compared to an unrealized loss of NOK 6,023 million in 2014 (see note 15 to the accompanying condensed financial statements).
The cumulative unrealized gain on Eksportfinans’ own debt, net of derivatives, is NOK 1,628 million as of December 31, 2015 (whereof around NOK 1,630 million is due to credit spread effects), compared to NOK 2,310 million as of December 31, 2014.
Total operating expenses
Total operating expenses amounted to NOK 142 million in 2015, compared to NOK 180 million in 2014. The main reasons for this decrease are high litigation expenses in 2014, combined with a generally lower level of expenses in 2015. A smaller balance sheet has led to a natural reduction in activity. Consequently voluntary severance packages were granted to 11 employees at the end of 2015. This was provisioned for in the last quarter of 2015.
Balance sheet
Total assets amounted to NOK 65.1 billion at December 31, 2015, compared to NOK 85.6 billion at December 31, 2014. The reduction was mainly due to repayments on the debt portfolio.
Outstanding bond debt was NOK 51.2 billion at December 31, 2015, compared to NOK 66.4 billion at December 31, 2014. Again, the decrease was mainly due to repayments on the debt portfolio.
The core capital ratio was 36.5 percent at December 31, 2015 compared to 24.3 percent at December 31, 2014.
Lending
The volume of outstanding export loans was NOK 26.4 billion at December 31, 2015, compared to NOK 36.1 billion at December 31, 2014. The decrease in volume of outstanding export loans is due to scheduled maturities combined with no new lending.
Eksportfinans’ involvement in local government lending totaled NOK 1.8 billion at December 31, 2015, compared to NOK 3.0 billion at December 31, 2014.
The negative impact of decreasing oil prices on the oil and oil services industries in Norway and worldwide does not affect Eksportfinans’ loan book in any material way as the relevant loans are secured by guarantees from either GIEK (The Norwegian Guarantee Institute for Export Credits) and/or highly rated banks.
Securities
The total securities portfolio was NOK 24.2 billion at December 31, 2015 compared to NOK 28.0 billion at December 31, 2014.
The securities portfolio consists of two different sub-portfolios. The first is subject to the PHA with Eksportfinans’ shareholders which has been in place since February 29,
Unaudited
Fourth quarter report 2015 4

2008 (the “PHA portfolio”), and the second is maintained for the purpose of liquidity (the “liquidity reserve portfolio”).
The fair value of the PHA portfolio was NOK 6.2 billion at December 31, 2015, compared to NOK 6.9 billion at December 31, 2014. For further information on the PHA see Note 14 to the accompanying condensed financial statements.
The fair value of the liquidity reserve portfolio was NOK 18.0 billion at December 31, 2015, compared to NOK 21.1 billion at December 31, 2014.
Funding
Eksportfinans did not seek new long term funding in 2015.
Liquidity
Tale 2: Estimated cumulative liquidity(NOK billion)Estimated debt maturing 2)Estimated loan receivables maturing 3)Estimated investments maturing 4)Estimated cumulative liquidity 5)Short-term liquidity at Dec. 31, 2015 1)20.8201629.79.41.62.1201710.35.31.8(1.1)20181.73.80.51.420192.43.00.42.420201.42.90.34.220212.31.30.53.720
220.40.90.44.620230.40.60.35.120240.40.40.35.3Thereafter3.90.70.52.7Total                 52.928.36.5Short-term liquidity is comprised of the sum of the Liquidity Reserve Portfolio (at fair value) and deposits.Principal amount of own debt securities. The column includes single- and multi-callable issues. Includes principal cash flows of derivatives economically hedging structured bond debt. For the structured bond debt with call and trigger options, the expected maturity is estimated using a sophisticated valuation system. The actual maturities might differ from these estimations.Represents principal amount of loan receivables.Represents principal amount of investments in the PHA portfolio.Represents estimated cumulative liquidity at year-end (calculated as the amount at prior period end minus estimated long-term debt maturing during period plus estimated loans receivable and long-term investments maturing during the period) except for the first row which states the actual liquidity at December 31, 2015.As at December 31, 2015, short term liquidity amounted to NOK 20.8 billion, consisting of the liquidity reserve portfolio of NOK 18.0 billion and cash equivalents of NOK 2.8 billion. Including the PHA portfolio of NOK 6.2 billion, total liquidity reserves amounted to NOK 27.0 billion at year-end 2015. The company manages liquidity risk both through matching maturities for assets and liabilities and through stress-testing for the short and medium term.
A maturity analysis of financial liabilities based on expected maturities is included in note 16 of the accompanying condensed financial statements.
Table 2 below shows cumulative liquidity, as measured by short-term liquidity as of December 31, 2015, plus maturing loans and investments and minus maturing bond debt, based on estimated maturities.
During 2015, the liquidity position has been affected by foreign exchange rate fluctuations and adverse movements in key market risk factors, primarily on the debt portfolio. In 2015, high levels on the JPY/USD exchange rate led to shorter estimated maturities on the structured bond portfolio.
Unaudited
Fourth quarter report 2015 4

Market developments have been within the scenarios covered in the company’s liquidity planning activities. Liquidity reserves combined with loan prepayments in addition to the company’s liquidity contingency plans are expected to meet liquidity needs going forward. This includes the company’s USD 1 billion credit facility (see note 14) with its three largest owner banks.
Events after
the balance sheet date
There are no events after the balance sheet date materially affecting the financial statements.
Prospects for 2016
Eksportfinans will continue to pursue its strategy of actively managing its loan portfolio and other assets and liabilities in 2016, with the overall objective of preserving company value. Maturing loans, debt and investments in combination with the absence of new loans will continue to affect Eksportfinans’ financial performance in 2016 and beyond. An expected reduction of the balance sheet will reduce the company’s ordinary income. Furthermore, accumulated unrealized gains due to price fluctuations of Eksportfinans’ own debt, amounting to NOK 1,628 million (net of derivatives) as of December 31, 2015, will continue to be reversed as unrealized losses in the future.
Eksportfinans enters 2016 with solid capital and liquidity reserves. The board will closely monitor developments in the international capital markets and their impact on Eksportfinans’ balance sheet and liquidity. Appropriate liquidity contingency plans will be maintained in accordance with Eksportfinans’ needs.
Oslo, February 19, 2016EKSPORTFINANS ASAThe board of directorsOslo, February 19, 2016EKSPORTFINANS ASAThe board of director
Unaudited
Fourth quarter report 2015 4

Condensed statement of comprehensive income
The information for the three months ended December 31, 2015 and 2014 are unaudited. The information as of and for the years ended December 31, 2015 and December 31, 2014 are derived from the company’s audited consolidated financial statements as of and for the years ended December 31, 2015 and December 31, 2014.
Fourth quarter    Full year
(NOK million)    2015 201420152014Note
Interest and related income    393 5251,7762,261
Interest and related expenses    318 4051,4021,800
Net interest income    75 120374461
Net commissions related to banking services    0 0(2)(2)
Net gains/(losses) on
financial instruments at fair value     (208) (99)(792)(6,070)2,15
Other income    3 31412
Net other operating income/(loss)    (205) (96)(780)(6,060)
Total operating income    (130) 24(406)(5,599)
Salaries and other administrative expenses    36 39115154
Depreciations    4 41616
Other expenses    6 41110
Total operating expenses    46 47142180
Pre-tax operating loss    (176) (23)(548)(5,779)
Taxes    (68) 51(172)(1,506)
Profit/loss for the period    (108) (74)(376)(4,274)
Other comprehensive income *    8 (21)25(41)
Total comprehensive income    (100) (95)(351)(4,315)
* Items that will not be reclassified to profit or loss. The income/(loss) arises from actuarial calculations on pension.
The accompanying notes are an integral part of these condensed financial statements.
Unaudited
Fourth quarter report 2015 4

Condensed balance sheet
(NOK million)    Dec 31, 2015 Dec 31, 2014Note
Loans due from credit institutions 1)    7,053 12,3704,6,7
Loans due from customers 2)    24,462 33,3725,6,7
Securities    24,187 27,9918
Financial derivatives    4,293 7,071
Intangible assets    2 4
Property, equipment and investment property    208 2179
Other assets    4,937 4,60410
Total assets    65,142 85,629
Bond debt 3)    51,174 66,41311
Financial derivatives    4,398 5,129
Taxes payable    76 372
Deferred tax liabilities    1 229
Other liabilities    1,952 4,60012
Provisions    132 161
Subordinated debt    0 965
Total liabilities    57,733 77,869
Share capital    2,771 2,771
Reserve for unrealized gains    566 1,043
Other equity    4,072 3,946
Total shareholders’ equity    7,409 7,760
Total liabilities and shareholders’ equity    65,142 85,629
1) Of NOK 7,053 million at December 31, 2015, NOK 6,493 million is measured at fair value through profit or loss and NOK 560 million is measured at amortized cost. Of NOK 12,370 million at December 31, 2014, NOK 12,180 million is measured at fair value through profit or loss and NOK 190 million is measured at amortized cost
2) Of NOK 24,462 million at December 31, 2015, NOK 10,064 million is measured at fair value through profit or loss and NOK 14,398 million is measured at amortized cost. Of NOK 33,372 million at December 31, 2014, NOK 15,207 million is measured at fair value through profit or loss and NOK 18,165 million is measured at amortized cost.
3) Of NOK 51,174 million at December 31, 2015, NOK 35,856 million is measured at fair value through profit or loss and NOK 15,318 million is measured at amortized cost. Of NOK 66,413 million at December 31, 2014, NOK 47,838 million is measured at fair value through profit or loss and NOK 18,575 million is measured at amortized cost.
The accompanying notes are an integral part of these condensed financial statements.
Unaudited
Fourth quarter report 2015 9

Condensed statement of changes in equity
(NOK million)    Share capital*) Reserve unrealized gains *)Other equity Total equity
Equity at January 1, 2014    2,771 5,3493,95512,075
Actuarial gains/(losses) and other comprehensive income    0 0(41)(41)
Profit/(loss) for the period    0 (4,306)32(4,273)
Equity at December 31, 2014    2,771 1,0433,9467,760
Equity at January 1, 2015    2,771 1,0433,9467,760
Actuarial gains/(losses) and other comprehensive income    0 02525
Profit/(loss) for the period    0 (477)101(376)
Equity at December 31, 2015    2,771 5664,0727,409
*) Restricted equity that cannot be paid out to the owners without a shareholder resolution to reduce the share capital in accordance with the Public Limited Companies Act under Norwegian Law.
The accompanying notes are an integral part of these condensed financial statements.
Unaudited
Fourth quarter report 2015 10

Condensed cash flow statement
The year
(NOK million)    2015 2014
Pre-tax operating profit/(loss)    (548) (5,779)
Provided by operating activities:
Accrual of contribution from the Norwegian government    (163) (169)
Unrealized losses/(gains) on financial instruments at fair value    699 6,017
Depreciation    16 16
Principal collected on loans    14,016 23,438
Purchase of financial investments (trading)    (12,092) (22,775)
Proceeds from sale or redemption of financial investments (trading)    17,458 22,713
Contribution paid by the Norwegian government    0 337
Taxes paid    (361) (1)
Changes in:
Accrued interest receivable    568 96
Other receivables    468 (730)
Accrued expenses and other liabilities    (3,856) (910)
Net cash flow from operating activities    16,205 22,253
Proceeds from sale or redemption of financial investments    2 1,010
Net cash flow from financial derivatives    6,948 7,197
Purchases of fixed assets    (6) (18)
Net proceeds from sales of fixed assets    1 0
Net cash flow from investing activities    6,945 8,189
Change in debt to credit institutions    (2) 2
Principal payments on bond debt    (26,160) (31,809)
Repayment of subordinated debt    (1,083) 0
Net cash flow from financing activities    (27,245) (31,807)
Net change in cash and cash equivalents *)    (4,095) (1,365)
Cash and cash equivalents at beginning of period    6,013 6,254
Effect of exchange rates on cash and cash equivalents    909 1,124
Cash and cash equivalents *) at end of period    2,827 6,013
*) Cash equivalents are defined as bank deposits with original maturity less than three months.
The accompanying notes are an integral part of these condensed financial statements.
Fourth quarter report 2015 11
Unaudited

Unaudited

Notes to the accounts

1. Accounting policies

Eksportfinans' fourth quarter condensed interim financial statements have been presented in accordance with International Financial Reporting Standards (**IFRS**), in line with IFRS as adopted by the European Union (**EU**). The condensed interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting.

The accounting policies and methods of computation applied in the preparation of these condensed interim financial statements (including information as of and for the year ended December 31, 2014) are the same as those applied in Eksportfinans' annual financial statements of 2014. Those financial statements were approved for issue by the Board of Directors on February 13, 2015 and included in the company's Annual Report on Form 20-F for the year-end December 31, 2014. These policies have been consistently applied to all the periods presented. These financial statements should be read in conjunction with the annual report on Form 20-F for the year ended December 31, 2014. Judgments made in the preparations of these financial statements are the same as those made in the year-end financial statements. The interim financial statements do not include risk disclosures which should be read in conjunction with the annual financial statements.

The information for the three months and twelve months ended December 31, 2015 and 2014 is unaudited. The information as of and for the year ended December 31, 2014 is derived from the company's audited consolidated financial statements as of and for the year ended December 31, 2014.

2. Net gains/(losses) on financial instruments at fair value

Net realized and unrealized gains/(losses) on financial instruments at fair value

	Fourth quarter		The year	
(NOK million)	2015	2014	2015	2014
Securities held for trading	(60)	7	(63)	14
Financial derivatives	(15)	(18)	(63)	(63)
Other financial instruments at fair value	(1)	(2)	34	(4)
Net realized gains/(losses)	**(76)**	**(13)**	**(92)**	**(53)**
Loans and receivables	(20)	(3)	(99)	(6)
Securities [1]	23	(102)	(201)	416
Financial derivatives [2]	(188)	1,371	(765)	2,880
Bond debt [3] [4]	46	(1,360)	333	(9,313)
Subordinated debt and capital contribution securities [3] [4]	7	3	32	0
Other	(1)	5	0	6
Net unrealized gains/(losses)	**(133)**	**(86)**	**(700)**	**(6,017)**
Net realized and unrealized gains/(losses)	**(209)**	**(99)**	**(792)**	**(6,070)**

1) Net unrealized gains/(losses) on securities

	Fourth quarter		The year	
(NOK million)	2015	2014	2015	2014
Securities held for trading	49	(22)	(100)	442
Securities designated as at fair value at initial recognition	(26)	(80)	(101)	(26)
Total	**23**	**(102)**	**(201)**	**416**

2) The Portfolio Hedge Agreement entered into in March 2008, is included with a gain of NOK 219 million as of December 31, 2015 and a loss of NOK 382 million as of December 31, 2014.
3) In 2015, Eksportfinans had an unrealized gain of NOK 365 million (loss of NOK 9,313 million in the corresponding period of 2014) on its own debt.
4) In 2015, Eksportfinans had an unrealized loss of NOK 0 million of financial liabilities classified as level 2 in the fair value hierarchy (loss of NOK 1,101 million in the corresponding period of 2014). Of financial liabilities classified as level 3 in the fair value hierarchy, Eksportfinans had a gain of NOK 365 million (loss of NOK 8,212 million in the same period of 2014).

See note 15 for a presentation of the above table including effects from economic hedging.

Fourth quarter report 2015 12

Unaudited

3. Capital adequacy

Capital adequacy is calculated in accordance with the CRD IV regulations in force from the Financial Supervisory Authority of Norway. These regulations were implemented as of September 30, 2014. The company has adopted the standardized approach to capital requirements. The CRD IV regulations decreases the company's capital ratio, due to changed risk weights on financial institutions, affecting mainly Eksportfinans' bank guaranteed loans and securities, as well as the CVA (Credit Valuation Adjustment) charge on financial derivatives.

In 2012, related to regulations concerning the calculation of exposures to a single client, the Norwegian FSA granted extended time limits for loans which would otherwise have been in breach of the regulations. The exemption remained for one loan at December 31, 2015, and will stay in place until the loan has reached the regulatory level through scheduled repayments of principal.

Risk-weighted assets and off-balance sheet items

(NOK million)	Dec 31, 2015		Dec 31, 2014	
	Book value	Risk-weighted value	Book value	Risk-weighted value
Total assets	65,142	15,127	85,629	22,213
Off-balance sheet items		53		70
Operational risk		1,079		1,847
Total currency risk		704		546
Total risk-weighted value		**16,962**		**24,677**

The company's regulatory capital

(NOK million and in percent of risk-weighted value)	Dec 31, 2015		Dec 31, 2014	
Core capital [1]	6,184	36.5%	5,987	24.3 %
Additional capital [2]		0.0%	37	0.1 %
Total regulatory capital		**36.5%**	**6,024**	**24.4 %**

1) Includes share capital, other equity, elements of capital contribution securities and other deductions and additions in accordance with the Norwegian capital adequacy regulations.

2) Includes subordinated debt, the elements of capital contribution securities not included in core capital and other deductions/additions in accordance with the Norwegian capital adequacy regulations.

Fourth quarter report 2015 13

4. Loans due from credit institutions
(NOK million)    Dec 31, 2015 Dec 31, 2014
Cash equivalents 1)    2,828 6,013
Other bank deposits and claims on banks 3)    264 173
Loans to other credit institutions,
nominal amount (also included in note 6) 2)    4,110 6,268
Accrued interest on loans and unamortized premium/discount on purchased loans    (17) (16)
Adjustment to fair value on loans    (132) (68)
Total    7,053 12,370
Cash equivalents are defined as bank deposits with maturity of less than three months.
The company has acquired certain loan agreements from banks for which the selling bank provides a repayment guarantee, therefore retaining the credit risk of the loans. Under IFRS these loans are classified as loans to credit institutions. Of the loans to credit institutions these loans amounted to NOK 2,691 million at December 31, 2015 and NOK 4,770 million at December 31, 2014.
The company has entered into agreements to acquire loans from shareholders and other banks active in the Norwegian market for export financing. The company has placed an initial deposit with the selling bank, which is used as consideration for these purchases. The amounts in the table represent remaining deposit or overdraft related to these agreements.
5. Loans due from customers
(NOK million)    Dec 31, 2015 Dec 31, 2014
Loans due from customers,
nominal amount (also included in note 6)    24,105 32,906
Accrued interest on loans and unamortized premium/discount
on purchased loans    325 398
Adjustment to fair value on loans    32 68
Total    24,462 33,372
6. Total loans due from credit institutions and customers
Nominal amounts related to loans due from credit institutions (note 4) and customers (note 5), respectively.
(NOK million)    Dec 31, 2015 Dec 31, 2014
Loans due from credit institutions    4,110 6,268
Loans due from customers    24,105 32,906
Total nominal amount    28,215 39,174
Commercial loans    14,066 21,333
Government-supported loans    14,149 17,841
Total nominal amount    28,215 39,174
Capital goods    8,146 10,112
Ships    12,872 17,443
Export-related and international activities *)    5,402 8,535
Direct loans to Norwegian local government sector    1,074 2,345
Municipal-related loans to other credit institutions    700 700
Loans to employees    21 39
Total nominal amount    28,215 39,174
Unaudited
Fourth quarter report 2015 14

*) Export-related and international activities consist of loans to the following categories of borrowers:
(NOK million)    Dec 31, 2015 Dec 31, 2014
Shipping    2,476 2,934
Infrastructure    790 977
Banking and finance    747 626
Real estate management    679 995
Oil and gas    309 485
Consumer goods    300 450
Environment    101 118
Renewable energy    0 1,950
Total nominal amount    5,402 8,535
7. Loans past due or impaired
(NOK million)    Dec 31, 2015 Dec 31, 2014
Interest and principal installment 1-30 days past due    0 0
Not matured principal on loans
with payments 1-30 days past due    0 0
Interest and principal installment 31-90 days past due    0 0
Not matured principal on loans
with payments 31-90 days past due    0 0
Interest and principal installment
more than 90 days past due    195 212
Not matured principal on loans
with payments more than 90 days past due    322 329
Total loans past due    517 541
Relevant collateral or guarantees received *)    409 440
Fair value adjustment on loans past due    79 66
Impairments on loans measured at amortized cost    0 0
*) A total of NOK 108 million relates to exposure towards Icelandic banks as of December 31, 2015 and NOK 101 million as of December 31, 2014, and are as of the balance sheet date not considered guaranteed in a satisfactory manner. These loans are measured at fair value at each balance sheet date. The change in fair value in the period is reflected in the line item ‘Net gains/losses on financial instruments at fair value’. Apart from the fair value adjustments already recognized in the income statement, related to the exposure towards the Icelandic banks discussed above, the company considers all other loans to be secured in a satisfactory manner. For these transactions, amounting to NOK 409 million, the Norwegian government, through the Guarantee Institute for Export Credit (GIEK), guarantees approximately 98 percent of the amounts in default. The remaining 2 percent are guaranteed by private banks, most of them operating in Norway. Where applicable, claims have already been submitted in accordance with the guarantees.
8. Securities and repurchase receivable
(NOK million)    Dec 31, 2015 Dec 31, 2014
Trading portfolio    22,292 26,292
Other securities at fair value through profit and loss    1,895 1,699
Total    24,187 27,991
Unaudited
Fourth quarter report 2015 15

9. Property, equipment and investment property
(NOK million)    Dec 31, 2015 Dec 31, 2014
Buildings and land in own use    125 130
Investment property    77 79
Total buildings and land    202 209
Other fixed assets    6 8
Total fixed assets and investment property    208 217
10. Other assets
(NOK million)    Dec 31, 2015 Dec 31, 2014
Settlement account 108 Agreement    268 182
Cash collateral provided    3,277 3,181
Collateral deposit *)    1,321 1,115
Other    71 126
Total other assets    4,937 4,604
*)The Collateral deposit relates to a USD 150 million deposit of collateral for the benefit of Citibank N.A. to cover Eksportfinans’ day to day settlement activity. This amount can be adjusted up or down depending on settlement activity of Eksportfinans. The deposit shall stay in place while any secured obligations are in place. Citibank is entitled to at any time without prior notice to Eksportfinans to set-off or transfer all or part of the Deposit in or towards satisfaction of all or any part of the secured obligations. The agreement was entered into in 2014.
11. Bond debt
(NOK million)    Dec 31, 2015 Dec 31, 2014
Bond debt    51,670 66,157
Adjustment to fair value on debt    (940) (607)
Accrued interest     444 863
Total bond debt    51,174 66,413
12. Other liabilities
(NOK million)    Dec 31, 2015 Dec 31, 2014
Grants to mixed credits    38 44
Cash collateral received    1,889 4,508
Other short-term liabilities    25 48
Total other liabilities    1,952 4,600
Unaudited
Fourth quarter report 2015 16

13. Segment information
The company is divided into three business areas: Export lending, Municipal lending and Securities. After the sale of Kommunekreditt Norge AS, municipal lending consists of loans extended directly to municipalities and municipal-related loans to savings banks that were purchased from Kommunekreditt Norge AS in connection with the sale of the subsidiary in 2009. The company also has a treasury department responsible for the day to day risk management and asset and liability management. Income and expenses related to treasury are divided between the three business areas. For income and expenses between the segments, the transactions are at arms length.
Income and expenses divided between segments
Export lending    Municipal lendingSecurities
The year    The yearThe year
(NOK million)    2015 20142015201420152014
Net interest income 1)    253 312945112104
Commissions and
income related to banking services 2)    0 00000
Commissions and
expenses related to banking services 2)    0 00000
Net gains/(losses)
on financial instruments at fair value 3)    21 (11)20(65)(46)
Income/expense allocated by volume 4)    21 (27)2(3)23(20)
Net other operating income    42 (38)4(3)(42)(66)
Total operating income    295 27413427038
Total operating expenses    58 84368090
Pre-tax operating profit/(loss)    237 1901036(10)(52)
Taxes    65 4839(3)(13)
Non-IFRS profit for the period excluding
unrealized gains/(losses) on financial
instruments and excluding realized
losses/(gains) hedged by the PHA    172 142727(7)(39)
Net interest income includes interest income directly attributable to the segments based on Eksportfinans’ internal pricing model. The treasury department obtains interest on Eksportfinans’ equity and in addition the positive or negative result (margin) based on the difference between the internal interest income from the segments and the actual external funding cost. Net interest income in the treasury department is allocated to the reportable segments based on volume for the margin, and risk weighted volume for the interest on equity.
Income/(expense) directly attributable to each segment.
For Export lending the figures are related to unrealized gains/(losses) on the Icelandic bank exposure. In this context, the fair value adjustments on the Icelandic bank exposure have been treated as realized, as they are not expected to be reversed towards maturity, as other unrealized gains and losses. For Securities the figures are related to realized gains/(losses) on financial instruments.
Income/expense, other than interest, in the treasury department has been allocated to the business areas by volume. These are items included in net other operating income in the income statement.
Unaudited
Fourth quarter report 2015 17

Unaudited

Reconciliation of segment profit measure to total comprehensive income

	The year	
(NOK million)	2015	2014
Export lending	172	142
Municipal lending	7	27
Securities	(7)	(39)
Non-IFRS profit for the period excluding unrealized gains/(losses) on financial instruments and excluding realized losses/(gains) hedged by the PHA	**172**	**130**
Net unrealized gains/(losses) [1]	(699)	(6,017)
Unrealized losses/(gains) related to the Icelandic bank exposure included above [1]	12	7
Realized losses/(gains) hedged by the Portfolio Hedge Agreement (PHA) [2]	(62)	0
Tax effect of the items above	226	1,566
Total comprehensive income	**(351)**	**(4,314)**

1) Reversal of previously recognized loss (at exchange rates applicable at reporting date).
2) Securities have been sold with realized gains/losses. These gains and losses are covered by the PHA, and will be settled according to that agreement. Eksportfinans therefore believes it is useful for investors to present this non-IFRS profit figure with such gains/losses excluded due to the economic arrangement under, and the accounting impacts of, the PHA.

14. Material transactions with related parties

The company's two largest shareholders, DNB Bank ASA and Nordea Bank Norge ASA, are considered to be related parties in accordance with IAS 24 Related Party Disclosures. All transactions with related parties are made on market terms.

(NOK million)	Acquired loans [1]	Deposits [2]	Guarantees issued [3]	Guarantees received [4]	PHA [5]
Balance January 1, 2015	4 311	553	89	14 494	(542)
Change in the period	(2 102)	418	16	(6 177)	123
Balance December 31, 2015	**2 210**	**971**	**105**	**8 317**	**(419)**
Balance January 1, 2014	4,732	312	73	16,622	(295)
Change of balance January 1, 2014 [6]	0	0	0	1,455	0
Change in the period	(421)	241	16	(3,583)	(247)
Balance December 31, 2014	**4,311**	**553**	**89**	**14,494**	**(542)**

1) The company acquired loans from banks. The loans were part of the company's ordinary lending activity, as they were extended to the export industry. Since the selling banks provided a guarantee for the loans, not substantially all of the risk and rewards were transferred to the company, thus the loans are classified as loans due from credit institutions in the balance sheet.
2) Deposits made by the company.
3) Guarantees issued by the company to support the Norwegian export industry.
4) Guarantees provided to the company from the related parties.
5) Eksportfinans has entered into a derivative portfolio hedge agreement with the majority of its shareholders. The agreement, effective from March 1, 2008, will offset losses up to NOK 5 billion in the liquidity portfolio held as of February 29, 2008. The agreement will also offset any gains in the portfolio as of the same date. The payments to or from the company related to the losses or gains, respectively, in the portfolio, will take place on the last day of February each year, with the first payment in 2011. The agreement expires with the maturities of the bonds included in the contract, with the latest maturity on December 31, 2023. Eksportfinans will pay a monthly fee of NOK 5 million to the participants in the agreement. The balances show the related parties' share of the fair value of the contract as of the balance sheet date. A negative balance indicates that Eksportfinans owes money to the related parties. For further information see the company's annual report on Form 20-F for the fiscal year ended December 31, 2014, (filed with the Securities and Exchange Commission on April 29, 2015 and published on Eksportfinans' web page, www.eksportfinans.no).
6) Balance at January 1, 2014, has been changed in 2014, due to internal corrections.

In addition to the transactions reflected in the above table, Eksportfinans' three major owner banks have extended a committed liquidity facility of USD 1 billion to the company. The facility has a twelve month maturity with the possibility of extension, and was most recently renewed for another year in the second quarter of 2015. Eksportfinans has not utilized this credit facility.

Fourth quarter report 2015 18

Unaudited

15. Market risk - effects from economic hedging

Note 2 specifies the net realized and unrealized gains/losses on financial instruments, showing separately the gains/losses related to financial derivatives. When presented to the company's management and Board of Directors, the figures are prepared showing the various financial instruments after netting with related economic hedges, since derivatives are used as economic hedges of the market risk of specific assets and liabilities.

The below table specifies net realized and unrealized gains/(losses) on financial instruments at fair value, netted with related economic hedges.

Net realized and unrealized gains/(losses) on financial instruments at fair value

	Fourth quarter		The year	
(NOK million)	2015	2014	2015	2014
Securities [1]	(75)	(10)	(126)	(48)
Other financial instruments at fair value [1]	(1)	(3)	34	(4)
Net realized gains/(losses)	**(76)**	**(13)**	**(92)**	**(52)**
Loans and receivables [1]	(13)	(17)	(68)	(30)
Securities [1]	61	32	74	17
Bond debt [1] [2] [3]	(167)	(90)	(669)	(5,992)
Subordinated debt and capital contribution securities [1] [2] [3]	(4)	(6)	(13)	(32)
Other financial instruments at fair value [1]	(1)	5	0	5
Net unrealized gains/(losses)	**(124)**	**(76)**	**(676)**	**(6,032)**
Financial derivatives related to the 108 Agreement [4]	(9)	(10)	(24)	14
Net realized and unrealized gains/(losses)	**(209)**	**(99)**	**(792)**	**(6,070)**

1) Including financial derivatives with purpose of economic hedging.
2) Accumulated net gain on own debt is NOK 1,628 million as of December 31, 2015, compared to NOK 2,310 million as of December 31, 2014.
3) In 2015, Eksportfinans had an unrealized loss of NOK 682 million (loss of NOK 6,023 million in the same period of 2014) on its own debt, net of derivatives.
4) Derivatives related to components of the 108 Agreement. The 108 Agreement is accounted for at amortized cost, hence these derivatives are not included in the effects related to financial instruments at fair value.

Interest, and the interest effect of economic hedging instruments, is classified as interest income or expense in the statement of comprehensive income. Changes in fair value are recorded in the line item 'Net gains/(losses) on financial instruments at fair value'. For the years 2015 and 2014, the company recorded NOK 1,802 million and NOK 2,297 million respectively, of interest income on loans due from credit institutions, loans due from customers and securities and NOK 2,505 million and NOK 2,954 million, respectively, of interest expense on commercial paper and bond debt, subordinated debt and capital contribution securities. In the same periods the company recorded negative NOK 26 million, and negative NOK 37 million, respectively, of interest income on economic hedging instruments and negative NOK 1,103 million and negative NOK 1,154 million, respectively, of interest expense on economic hedging instruments.

Fourth quarter report 2015 19

Unaudited

16. Maturity analysis

Maturity analysis of financial assets and liabilities based on expected maturities at December 31, 2015

(NOK million)	Up to and including 1 month	From 1 month up to and including 3 months	From 3 months up to and including 1 year	From 1 year up to and including 3 years	From 3 year up to and including 5 years	Over 5 years	Total
Assets							
Loans and receivables due from credit institutions	1,769	302	2,497	66	56	92	4,783
Loans and receivables due from customers	1,163	972	5,519	10,195	7,054	4,443	29,347
Securities	4	1,503	8,590	1,475	819	3,952	16,342
Derivatives net settled	0	(16)	1,215	245	245	502	2,192
Derivatives gross settled (pay leg)	(8,142)	(5,379)	(16,983)	(1,727)	(3,431)	(3,701)	(39,362)
Derivatives gross settled (receive leg)	8,596	5,622	17,892	1,944	3,678	3,886	41,617
Cash collateral	0	3,277	0	0	0	0	3,277
Total assets	**3,390**	**6,282**	**18,731**	**12,198**	**8,422**	**9,174**	**58,195**
Liabilities							
Non-structured bond debt	8	74	27,999	10,426	3,189	2,199	43,894
Structured bond debt	5	94	1,875	2,321	1,176	5,580	11,051
Derivatives net settled	88	75	343	706	706	154	2,073
Derivatives gross settled (pay leg)	2,515	4,062	6,416	1,083	193	3,089	17,357
Derivatives gross settled (receive leg)	(2,430)	(3,981)	(5,068)	(915)	(199)	(3,043)	(15,636)
Cash collateral	0	1,889	0	0	0	0	1,889
Subordinated loans	0	0	0	0	0	0	0
Total liabilities	**185**	**2,212**	**31,564**	**13,622**	**5,066**	**7,980**	**60,629**

Maturity analysis of financial assets and liabilities based on expected maturities at December 31, 2014

(NOK million)	Up to and including 1 month	From 1 month up to and including 3 months	From 3 months up to and including 1 year	From 1 year up to and including 3 years	From 3 year up to and including 5 years	Over 5 years	Total
Assets							
Loans and receivables due from credit institutions	5,146	28	1,082	2,684	78	130	9,149
Loans and receivables due from customers	909	1,255	6,824	15,278	8,184	7,298	39,748
Securities	493	1,704	11,441	9,952	893	2,602	27,084
Derivatives net settled	15	85	1,111	579	579	540	2,910
Derivatives gross settled (pay leg)	(5,184)	(8,859)	(17,463)	(16,467)	(4,480)	(4,623)	(57,076)
Derivatives gross settled (receive leg)	5,622	9,167	18,400	17,827	4,912	4,853	60,781
Cash collateral	0	4,508	0	0	0	0	4,508
Total assets	**7,002**	**7,888**	**21,396**	**29,852**	**10,166**	**10,801**	**87,104**
Liabilities							
Non-structured bond debt	27	153	12,514	30,655	3,688	2,564	49,601
Structured bond debt	388	786	5,530	6,519	2,637	5,111	20,972
Derivatives net settled	79	84	412	910	910	384	2,779
Derivatives gross settled (pay leg)	560	96	5,746	4,211	888	1,802	13,304
Derivatives gross settled (receive leg)	(560)	(92)	(4,664)	(3,165)	(855)	(1,777)	(11,113)
Cash collateral	0	3,181	0	0	0	0	3,181
Subordinated loans	0	0	977	0	0	0	977
Total liabilities	**494**	**4,207**	**20,514**	**39,130**	**7,269**	**8,085**	**79,699**

The figures in the above table include principal and interest payable (receivable) at nominal value. For the figures in the above table, call and trigger dates as estimated in models are applied in the classification of the maturities. For some issues with call and trigger optionalities, the expected maturity is estimated using a sophisticated valuation system which is further described in our annual financial statements. The actual maturities might differ from these estimations.

Fourth quarter report 2015 20

Unaudited

17. Fair value of financial instruments

The methodology used for calculating fair values of financial instruments is consistent with the methodology defined in our audited annual report for the fiscal year ending 2014, except that there has been a change in the input used to calculate the fair value of unstructured bond debt. Historically, the credit spreads applied in the fair value measurement have been derived from current spreads on Eksportfinans' USD benchmarks quoted by Bloomberg. As fewer benchmarks are outstanding and the trading activity in the benchmark is lower, the Company has decided to use broker quotes from the major provider of such quotes in the Norwegian market. These quotes have been compared to the historical benchmark credit spreads observed on Bloomberg to ensure high correlation with historical trading prices. As a result of the change of input to the fair value measurement, unstructured bond debt is transferred from level 2 to level 3 in the fair value hierarchy.

17.1 Sensitivity analysis

Loans due from credit institutions or customers:

The following table shows the unrealized loss of each category of loans by increasing the credit spread by 1 basis point as well as the percentage of total lending portfolio.

	December 31, 2015		December 31, 2014	
(NOK million and percentage)	Sensitivity (1 bp)	Percentage	Sensitivity (1 bp)	Percentage
Direct loans	(0.6)	7.2 %	(0.8)	5.0 %
Loans to municipalities	(0.3)	7.7 %	(0.9)	11.1 %
Collaboration loans	(0.1)	17.5 %	(0.4)	21.0 %
Guaranteed loans	(2.5)	67.6 %	(3.3)	62.9 %
Total loans		**100.0 %**		**100.0 %**

The spreads applied for fair value measurement of the combined total lending portfolio are in the range from -4 basis points to 152 basis points as of December 31, 2015 (from -4 basis points to 150 basis points as of December 31, 2014). For the combined total lending portfolio over the past two years credit spreads have changed 4 basis points per month in 95 percent of the time, representing NOK 15 million. As of December 31, 2014 a 95 percent confidence interval was 1 basis point representing NOK 6 million.

Securities:

Eksportfinans retrieved prices and credit spread quotes from six different market makers and pricing vendors as of December 31, 2015. Among the six different quote providers, the major price provider (Bloomberg) covered 64 percent (91 percent as of December 31, 2014). Eksportfinans also holds two securities originally in the PHA portfolio issued by the defaulted Washington Mutual (now non-existent). These securities were priced using recovery rates retrieved from Bloomberg.

Bond debt:

The following table shows the unrealized gain of each category of bond debt by increasing the credit spread by 1 basis point:

	December 31, 2015	December 31, 2014
(NOK million)	Sensitivity (1 bp)	Sensitivity (1 bp)
Unstructured bond debt	5.0	9.0
Structured bond debt	6.0	7.0

The spreads applied for fair value measurement of bond debt are in the range from 100 basis points to 175 basis points as of December 31, 2015 (from 132 basis points to 169 basis points as of year-end 2014).

Fourth quarter report 2015 21

17.2 Financial assets measured at fair value through profit or loss
December 31, 2015    December 31, 2014
(NOK million)    Level 1 Level 2Level 3TotalLevel 1Level 2Level 3Total
Loans due from credit institutions    286 5,800 408 6,4941,728 10,066 384 12,178
Loans due from customers     0 462 9,60210,064 0     1,735 13,47115,206
Securities     0 24,1870    24,187 0 27,9910    27,991
Financial derivatives     0 3,3659284,293 0    5,6631,4087,071
Other assets     0 3,27703,277 0    3,18103,181
Total fair value     286 37,09110,93848,315 1,728 48,63615,26365,627
17.3 Financial liabilities measured at fair value through profit or loss
December 31, 2015    December 31, 2014
(NOK million)    Level 1 Level 2Level 3TotalLevel 1Level 2Level 3Total
Unstructured bond debt    0 026,53426,5340 27,916 0 27,916
Structured bond debt     0    0 9,3229,322 0 0 19,92219,922
Financial derivatives     0 3,4019974,398 0 4,215913 5,128
Other liabilities     0     1,89501,895 04,51404,514
Subordinated debt     0     000 0 0965965
Total fair value     0 5,29636,85342,149 0 36,64521,80058,445
Movement of level 3 financial assets
From January 1, 2015 to December 31, 2015    From January 1, 2014 to December 31, 2014
(NOK million)    Loans and receivables due from credit institutions Loans and receivables due from customersFinancial derivativesTotalLoans and receivables due from credit institutionsLoans and receivables due from customersFinancial derivativesTotal
Opening balance      384 13,4711,40815,263 476 22,580 1,428 24,483
Total gains or losses *)     64 1,236 (45)1,255 69 2,584 4123,066
Settlements
(40)
(5,105)
(435)
(5,580)
(161)
(11,693)
(432)     (12,286)
Closing balance     408 9,602 928 10,938 384 13,471 1,408 15,263
Total gains or losses *)
for the period in profit or loss for
assets held at the end of the reporting period     64 1,236 1 1,301 69 2,584 1,253 3,906
*) Presented under the line item ‘Net gains/(losses) on financial instruments at fair value’ in the statement of comprehensive income.
Movement of level 3 financial liabilities
    From January 1, 2015 to December 31, 2015From January 1, 2014 to December 31, 2014
(NOK million)    Structured bond debt Unstructured bond debtFinancial derivativesSubordinated debtTotalBond debtFinancial derivativesSubordinated debtTotal
Opening balance     19,922 0 913 96521,80025,5022,20890228,612
Total gains or losses *) **)     (547) 213 659 03258,212(850)637,424
Settlements                    (10,053) (1,595)
(575)
(965)     (13,188)
(13,792)
(444)
0
(14,236)
Transfers ***)    0 27,9160027,9160000
Closing balance    9,322 26,534997036,85319,92291396521,800
Total gains or losses *) **)
for the period in profit or loss for
liabilities held at the end of the reporting period     (645) 196 705 0 2567,273(179)637,156
*) Presented under the line item ‘Net gains/(losses) on financial instruments at fair value’ in the statement of comprehensive income.
**) For liabilities, positive figures are represented as losses and negative figures are represented as gains.
Unaudited
Fourth quarter report 2015 22

Unaudited

***) Unstructured bond debt is transferred from level 2 to level 3 assets due to lack of observable market data.

17.4 Fair value of financial assets and liabilities

The following table presents the financial assets and liabilities, with the fair value and carrying value (book value) of each class of financial instrument:

	Dec 31, 2015		Dec 31,2014	
(NOK million)	Fair value	Carrying value	Fair value	Carrying value
Assets				
Loans due from credit institutions	7,003	7,053	13,214	12,370
Loans due from customers	26,753	24,462	36,448	33,372
Securities	24,187	24,187	27,991	27,991
Financial derivatives	4,293	4,293	7,071	7,071
Other assets	4,937	4,937	4,604	4,605
Liabilities				
Non-structured bond debt	43,634	41,852	48,879	46,491
Structured bond debt	9,322	9,322	19,922	19,922
Financial derivatives	4,398	4,398	5,129	5,129
Other liabilities	1,956	1,952	4,604	4,599
Subordinated debt	0	0	965	965

18. Contingencies

Although Eksportfinans is no longer making new loans under the 108 Agreement, the 108 Agreement will remain in effect until all loans issued pursuant to the 108 Agreement have been repaid. Certain practices and procedures that were historically followed under the 108 Agreement were implicitly based on the expectation that the Company would be continuing to make new loans pursuant to the 108 Agreement. As this is no longer the case, there can be no assurance that either Eksportfinans or the Ministry of Trade, Industry and Fisheries (the Ministry) will not determine that changes to the practices and procedures are appropriate. In particular, prior to November 11, 2011, the Company historically followed a procedure in respect of the settlement account of the 108 Agreement which adjusted for differences in funding costs at the date of disbursement and at the date of prepayment of Government supported loans. Subsequent to the discontinuation of its activities in making new Government supported loans, the Company has proposed that such procedures no longer are appropriate. In light of the fact that the Company no longer is making new government supported loans the Ministry asserts that the fixed gross margin which Eksportfinans is guaranteed under the 108 Agreement should be reviewed and reduced. As the Ministry and the Company does not agree, these matters will, in accordance with the 108 Agreement, be referred to a court of arbitration. There can be no assurance as to the result of such proceedings. A judgment against the Company could result in reduced revenues from the fixed gross margin and in the Company being required to transfer amounts to the settlement account of the 108 Agreement that are larger than currently planned, which could adversely affect our results of operations or financial position.

19. Events after the balance sheet date

There are no events after the balance sheet date materially affecting the financial statements.

Fourth quarter report 2015 23